Peak Lending Hub Platform Helps Subsidiary Close 2020 with Prestigious Government Credit Rating

Montreal, Quebec--(Newsfile Corp. - January 4, 2021) - Peak Fintech Group Inc. (CSE: PKK) (OTCQX: PKKFF) ("Peak" or the "Company"), an innovative Fintech service provider to the Chinese commercial lending sector, today announced that its financial services subsidiary Asia Synergy Financial Capital ("ASFC") received an "A" credit rating from the Financial Supervisory Administration Bureau of Jiangsu Province (JSJRB), making ASFC one of the top rated lending institutions in the province of Jiangsu.

Following regulations passed over the past couple of years in China for better control and oversight of the country's financial services industry, the JSJRB (http://jsjrb.jiangsu.gov.cn/) was charged with performing annual audits of the province's financial institutions to ensure compliance with the newly enacted regulations. The JSJRB looked at ASFC's internal control systems, corporate governance structure, risk control systems, loan default rate and other major aspects of its business operations for 2019 and through the first 6 months of 2020. The audit concluded with ASFC being one of only two non- bank lending institutions in the province of Jiangsu to be awarded the government's "A" credit rating.

"We owe a great deal to the Lending Hub platform for this very important accomplishment," commented ASFC CEO Changsheng Zhuo. "We've been using the platform since our operations began in mid-2018 and in so doing are helping prove the positive impact that analytics and AI can have on the lending industry. ASFC has loaned almost $90M so far of which less than $11,000 resulted in actual default where the principal amount of the loan wasn't paid back. When you combine that negligible default rate with the fact that we process and approved loan requests in less than 24 hours, you really begin to get an appreciation for just how powerful the Lending Hub is. The fact that ASFC is now publicly recognized by the JSJRB as one of the top lending institutions in the province should no doubt help Peak attract more banks and lending institutions to join the Lending Hub ecosystem."

About Peak Fintech Group Inc.:

Peak Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakfintechgroup.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

Peak Fintech Group Inc.

Johnson Joseph, President and CEO
514-340-7775 ext.: 501
investors@peakfintechgroup.com

Twitter: @peakfintech

Facebook: @peakfintech

LinkedIn: Peak Fintech

YouTube: Peak Fintech

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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